UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Curaleaf Holdings, Inc. (the “Company”) now prepares its financial statements filed with the Securities and Exchange Commission in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As required pursuant to section 4.3(4) of National Instrument 51-102 - Continuous Disclosure Obligations, the Company must restate its amended and restated condensed consolidated interim financial statements for the three months ended March 31, 2022 and 2021, three and six months ended June 30, 2022 and 2021, and three and nine months ended September 30, 2022 and 2021 in accordance with U.S. GAAP (the “Amended and Restated Interim Financial Statements”), such Amended and Restated Interim Financial Statements having previously been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board. The amended and restated management’s discussion and analysis for the three months ended March 31, 2022 and 2021, three and six months ended June 30, 2022 and 2021, and three and nine months ended September 30, 2022 and 2021 (the “MD&As”), are current as of March 31, 2022, June 30, 2022, and September 30, 2022, respectively, and provide financial information as of such dates, except that:

(i)	Changes were made throughout the MD&As to reflect the fact that the Amended and Restated Interim Financial Statements are now prepared in accordance with U.S. GAAP.

(ii)	In the “Critical Accounting Estimates - COVID-19 estimation uncertainty” section, language was updated to reflect impacts of COVID.

Other than as expressly set forth above, the MD&As do not, and do not purport to, update or restate the information in the original filings or reflect any events that occurred after the date of the original filings.

The Company’s Amended and Restated Interim Financial Statements are available under the Company’s profile on EDGAR at www.sec.gov. Readers are cautioned that the MD&As should be read in conjunction with the Amended and Restated Interim Financial Statements, including the related notes thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	May 2, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements As of and for the Three Months Ended March 31, 2022 and 2021
99.2	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations As of and for the Three Months Ended March 31, 2022 and 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings
99.5	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements As of and for the Three and Six Months Ended June 30, 2022 and 2021
99.6	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations As of and for the Three and Six Months Ended June 30, 2022 and 2021
99.7	CEO Certification of Interim Filings
99.8	CFO Certification of Interim Filings
99.9	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements As of and for the Three and Nine Months Ended September 30, 2022 and 2021
99.10	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations As of and for the Three and Nine Months Ended September 30, 2022 and 2021
99.11	CEO Certification of Interim Filings
99.12	CFO Certification of Interim Filings